QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

AMENDMENT NO. 1

TO
FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES UNDER THE
TRUST INDENTURE ACT OF 1939

CRIIMI MAE Inc.
(Name of applicant)

11200 Rockville Pike, Rockville
Maryland 20852
(Address of principal executive offices)

SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED

TITLE OF CLASS	AMOUNT
11.75% Series A Senior Secured Notes due 2006	$105,000,000
Approximate date of proposed issuance:	The effective date of the applicant's Third Amended Joint Plan of Reorganization
Name and address of agent for service:	David B. Iannarone CRIIMI MAE Inc. 11200 Rockville Pike Rockville, Maryland 20852 (301) 816-2300
With a copy to:
Kim E. Ramsey Akin, Gump, Strauss, Hauer & Feld, L.L.P. 300 Convent Street, Suite 1500 San Antonio, Texas 78205 Telephone: (210) 281-7000 Facsimile: (210) 244-2035	Alan L. Laves, P.C. Akin, Gump, Strauss, Hauer & Feld, L.L.P. 816 Congress Avenue, Suite 1100 Austin, Texas 78701 Telephone: (512) 499-6200 Facsimile: (512) 499-6290

    The Applicant hereby amends this Application for Qualification of Indenture on such date or dates as may be necessary to delay its effective date until the Applicant shall file a further amendment that specifically states that this Application for Qualification of Indenture shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Application for Qualification of Indenture shall become effective on such date as the Commission, acting pursuant to Section 8 may determine.

GENERAL

    1.  General information.  Furnish the following information as to the applicant:

    (a)
    Form of organization:
    A corporation.

    (b)
    State or other sovereign power under the laws of which organized:
    Maryland

    2.  Securities Act exemption applicable.  State briefly the facts relied upon by the applicant as a basis for the claim that registration of the indenture securities under the Securities Act of 1933 is not required.

    The applicant's confirmed Third Amended Joint Plan of Reorganization (the "Plan of Reorganization") contemplates, among other matters, the issuance (on the effective date of the Plan of Reorganization) of the applicant's 11.75% Series A Senior Secured Notes due 2006 (the "Notes") and 20% Series B Senior Secured Notes due 2007 (addressed by another Application for Qualification of Indenture Under the Trust Indenture Act of 1939 on Form T-3 filed concurrently herewith) in exchange for the applicant's 9.125% Senior Notes due 2002 and certain general unsecured claims, with each holder of a 9.125% Senior Note and each holder of a general unsecured claim (except those electing convenience class treatment) receiving on the effective date of the Plan of Reorganization a Note and a 20% Series B Senior Secured Note representing its pro rata portion of the aggregate principal amount of the Notes and the aggregate principal amount of the 20% Series B Senior Secured Notes, respectively.

    In reliance upon the exemption from registration under the Securities Act of 1933 (the "Securities Act") provided by Section 1145(a)(1) of Title 11 of the United States Bankruptcy Code (the "Bankruptcy Code"), the applicant has not filed a registration statement under the Securities Act or any state securities laws with respect to the Notes. Section 1145(a)(1) of the Bankruptcy Code exempts the offer or sale of securities pursuant to a plan of reorganization from the registration requirements of Section 5 of the Securities Act and state securities laws if the following conditions are satisfied: (i) the securities are issued by a debtor, an affiliate participating in a joint plan of reorganization with the debtor, or a successor of the debtor under a plan of reorganization, (ii) the recipients of the securities hold a claim against, an interest in, or a claim for an administrative expense against, the debtor, and (iii) the securities are issued in exchange for the recipient's claim against or interest in the debtor, or are issued "principally" in such exchange and "partly" for cash or property.

AFFILIATIONS

    3.  Affiliates.  Furnish a list or diagram of all affiliates of the applicant and indicate the respective percentages of voting securities or other bases of control.

    The diagram on Schedule A attached hereto sets forth all affiliates of the applicant, including the bases of control with respect to such affiliates, as of April 11, 2001.

2

    The applicant's affiliates, including the bases of control with respect thereto, will be unchanged upon the effective date of the Plan of Reorganization.1

MANAGEMENT AND CONTROL

    4.  Directors and executive officers.  List the names and complete mailing addresses of all directors and executive officers of the applicant and all persons chosen to become directors or executive officers. Indicate all offices with the applicant held or to be held by each person named.

    Except as otherwise noted below, the address for each director and executive officer listed below is 11200 Rockville Pike, Rockville, Maryland 20852.

    It is expected that certain directors of the applicant will resign and certain new directors will be appointed effective on the effective date of the applicant's Plan of Reorganization.

Name	Office
William B. Dockser	Chairman of the Board and Director
H. William Willoughby	President, Secretary and Director
David B. Iannarone	Executive Vice President
Cynthia O. Azzara	Senior Vice President, Chief Financial Officer and Treasurer
Brian L. Hanson	Senior Vice President/Servicing
Garrett G. Carlson, Sr.	Director P.O. Box 1826 Naples, Florida 34106-1826
G. Richard Dunnells	Director 2100 Pennsylvania Avenue, N.W. Washington, D.C. 20037
Robert J. Merrick	Director 2099 Pennsylvania Avenue, N.W. Suite 100 Washington, D.C. 20006
Robert E. Woods	Director 1221 Avenue of the Americas, 12th Floor New York, New York 10020

    5.  Principal owners of voting securities.  Furnish the following information as to each person owning 10 percent or more of the voting securities of the applicant.

    None as of April 11, 2001. No change will be effected by consummation of the Plan of Reorganization.

UNDERWRITERS

    6.  Underwriters.  Give the name and complete mailing address of (a) each person who, within three years prior to the date of filing the application, acted as an underwriter of any securities of the obligor which were outstanding on the date of filing the application, and (b) each proposed principal

It is anticipated that, on or prior to the effective date of the Plan of Reorganization, CBO REIT, Inc. will be incorporated by the applicant; and furthermore, an affiliate reorganization shall take place whereby CBO REIT, Inc. shall own all of the issued and outstanding shares of (i) QRS 1, Inc. and (ii) CRIIMI MAE CMBS Corp. Schedule A as drafted reflects the anticipated incorporation of CBO REIT, Inc. and the affiliate reorganization on or prior to the effective date.

3

underwriter of the securities proposed to be offered. As to each person specified in (a), give the title of each class of securities underwritten.

    (a)

Date	Underwriter	Security
March 25, 1998	Prudential Securities Incorporated Equity Transactions Group One New York Plaza, 16th Floor New York, NY 10292-2016	Common Stock (2,600,000 shares)
Friedman, Billings, Ramsey & Co., Inc. Potomac Tower 1001 Nineteenth Street North Arlington, VA 22209

    (b) None.

CAPITAL SECURITIES

    7. Capitalization. (a) Furnish the following information as to each authorized class of securities of the applicant.

Title of Class	Number of Shares Authorized or Original Principal Amount	Number of Shares Outstanding or Principal Amount Outstanding
As of April 11, 2001:
Common Stock, par value $0.01 per share	120,000,000	99,049,850
Series B Cumulative Convertible Preferred Stock, par value $0.01 per share	3,000,000	1,593,982
Series C Cumulative Convertible Preferred Stock, par value $0.01 per share	300,000	—
Series D Cumulative Convertible Preferred Stock, par value $0.01 per share	300,000	—
Series E Cumulative Convertible Preferred Stock, par value $0.01 per share	203,000	173,000
Series F Redeemable Dividend Preferred Stock, par value $0.01 per share	1,610,000	586,354
Series G Redeemable Dividend Preferred Stock, par value $0.01 per share	3,760,000	1,244,656
9.125% Senior Notes due 2002	$100,000,000	$100,000,000

4

As of the effective date of the Plan of Reorganization:
Common Stock, par value $0.01 per share	375,000,000		104,090,468	(1)
Series B Cumulative Convertible Preferred Stock, par value $0.01 per share	3,000,000		1,593,982
Series E Cumulative Convertible Preferred Stock, par value $0.01 per share	203,000		173,000	(2)
Series F Redeemable Dividend Preferred Stock, par value $0.01 per share	1,610,000		586,354
Series G Redeemable Dividend Preferred Stock, par value $0.01 per share	3,760,000		1,244,656
11.75% Series A Senior Secured Notes due 2006	$105,000,000		$105,000,000
20% Series B Senior Secured Notes due 2007	$61,000,000	(3)	$61,000,000	(3)

(1)
Represents an estimated number based on an effective date of April 12, 2001 and assumes the payment on the effective date of the Plan of Reorganization of accrued dividends in common stock with respect to Series C, D and E preferred stock.

(2)
Assumes an effective date of the Plan of Reorganization on or prior to April 12, 2001. The number is subject to change thereafter due to conversion rights held by the holders of the Series E Preferred Stock.

(3)
Represents estimated numbers.

    (b) Give a brief outline of the voting rights of each class of voting securities referred to in paragraph (a) above.

    Each share of the applicant's common stock entitles the holder thereof to one vote on each matter submitted to a vote at all meetings of the applicant's common stockholders.

INDENTURE SECURITIES

    8.  Analysis of indenture provisions.  Insert at this point the analysis of indenture provisions required under section 305(a)(2)2 of the Act.3

(A) Events of Default.

Each of the following constitutes an Event of Default under the Indenture:

    (a) default for 30 days in the payment when due of interest on the Notes or Loan Fees;

    (b) default in payment when due of the principal of the Notes;

    (c) (i) failure by the Company to make a timely mandatory redemption or purchase required by Section 3.08, 4.10, 4.15 or 4.17 of the Indenture or (ii) payment by the Company of a dividend subject to Section 4.07(b)(ii)(D) of the Indenture other than in compliance with such Section;

By application of section 307 of the Act.

All Capitalized terms used in this Item 8 shall have the same meaning, unless otherwise defined, as that provided in the Indenture governing the 11.75% Series A Senior Secured Notes due 2006, between the applicant and Wells Fargo Bank Minnesota, National Association. Company shall mean CRIIMI MAE Inc.

    (d) failure by the Company or any of its Restricted Subsidiaries for 60 days after receipt of notice to comply with any of its other obligations, covenants or agreements in the Indenture, the Collateral Agreements or the Notes;

    (e) an "Event of Default with respect to Seller" (as such phrase is defined in the Repo Agreement) shall have occurred and be continuing, which default shall continue beyond the expiration of any applicable notice and cure period and any applicable standstill periods as set forth in the Repo Documents relating to enforcement of remedies and either (i) in connection with such default, the Repo Purchaser has taken or is taking any action to enforce default remedies available under the Repo Documents (other than one or more Excluded RP Remedies, as such term is defined in the Intercreditor Agreement as in existence on the Issue Date, and de minimis actions), or (ii) after which the Repo Purchaser shall have improved its position in any respect vis-à-vis the Company or CBO-REIT (other than de minimis improvements and improvements resulting from the exercise of any one or more Excluded RP Remedies), whether as a result of negotiations or otherwise (it being expressly understood and agreed that in no event shall any action taken only to cure any default under any Repo Document, including without limitation the payment of any unpaid amount then due and payable to the Repo Purchaser pursuant to or in connection with any Repo Document or the performance of any express obligation under any Repo Document as to which the Company or any of its Affiliates shall then be delinquent, constitute such an improvement in position);

    (f) there is a default under any agreement, mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Restricted Subsidiaries (or the payment of which is guaranteed by the Company or any of its Restricted Subsidiaries), whether such Indebtedness or guarantee now exists or is created after the Issue Date, which default (i) is caused by a failure to pay principal of or premium, if any, or interest on such Indebtedness at final maturity (a "Payment Default") or (ii) results in the acceleration of such Indebtedness prior to its express maturity and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $5.0 million or more;

    (g) an Event of Default occurs under the Indenture;

    (h) the Company pursuant to or within the meaning of any Bankruptcy Law:

      (i) commences a voluntary case;

      (ii) consents to the entry of an order for relief against it in an involuntary case;

      (iii) consents to the appointment of a Custodian of it or for all or substantially all of its property;

      (iv) makes a general assignment for the benefit of its creditors; or

      (v) generally is not paying its debts as they become due; or

    (i) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

      (i) is for relief against the Company in an involuntary case;

      (ii) appoints a Custodian of the Company or for all or substantially all of the property of the Company; or

      (iii) orders the liquidation of the Company;

and the order or decree remains unstayed and in effect for 60 consecutive days.

(B) Execution and Authentication.

    One Officer shall sign the Notes for the Company by manual or facsimile signature. The Company's seal may be reproduced on the Notes and may be in facsimile form.

    If an Officer whose signature is on a Note no longer holds that office at the time a Note is authenticated, the Note shall nevertheless be valid.

    A Note shall not be valid until authenticated by the manual signature of an authorized signatory of the Trustee. Such signature shall be conclusive evidence that the Note has been authenticated under this Indenture and that the holder thereof is entitled to the benefits of the Indenture.

    The Trustee shall, upon a written order of the Company signed by two Officers (an "Authentication Order"), (a) authenticate Notes for original issue on the Issue Date up to the aggregate principal amount stated in clause (i) of the last sentence of Section 4(a) of the Notes, (b) from time to time after the Issue Date, to the extent required by Section 1 of the Notes, authenticate Additional Notes. Additional Notes may be issued as additional Definitive Notes or as increases in the principal amount of an outstanding Global Note. The Authentication Order given on the Issue Date shall specify the principal amount of Disputed Claims Notes. The aggregate principal amount of Notes outstanding at any time may not exceed the amount specified in Section 4 of the Notes except as provided in Section 2.07 of the Indenture.

    The Trustee may appoint an authenticating agent reasonably acceptable to the Company to authenticate Notes. Any such appointment shall be evidenced by an instrument signed by a Responsible Officer, a copy of which shall be furnished to the Company. Unless limited by the terms of such appointment, an authenticating agent may authenticate Notes whenever the Trustee may do so. Each reference in this Indenture to authentication by the Trustee includes authentication by such agent. An authenticating agent has the same rights as an Agent to deal with Holders or an Affiliate of the Company.

    The Notes shall be issuable only in registered form without coupons and shall not be subject to any minimum denominations.

(C) Release of Collateral Subject to the Intercreditor Agreement.

    (a) Subject to Article 10 of the Indenture, and also the terms and conditions set forth in the applicable Collateral Agreements, Collateral shall be released from the Lien and security interest created by the Collateral Agreements (i) upon the sale or other disposition thereof to the extent consummated pursuant to and in compliance with the requirements of Section 4.10 of the Indenture or one of the exceptions to the definition of the term "Asset Sale" set forth in such definition, (ii) in the case of Collateral constituting cash or Cash Equivalents, upon the investment thereof pursuant to and in compliance with the other terms of the Indenture, (iii) with respect to Net Proceeds, upon reinvestment thereof or use thereof to repay Indebtedness or make an Asset Sale Offer, in each case pursuant to and in compliance with Section 4.10 of the Indenture and any relevant Collateral Agreements, and (iv) as otherwise permitted under the Collateral Agreements. Any release pursuant to the preceding sentence shall not require delivery of any certificates pursuant to Section 10.04 of the Indenture.

    (b) Except as permitted by subsection (a) above, at any time when a Default or Event of Default shall have occurred and be continuing and the maturity of the Notes shall have been accelerated (whether by declaration or otherwise), no release of Collateral pursuant to the provisions of the Collateral Agreements shall be effective as against the Holders.

    (c) The release of any Collateral from the terms of the Indenture and the Collateral Agreements shall not be deemed to impair the security under the Indenture and the Collateral Agreements in contravention of the provisions thereof if and to the extent the Collateral is released pursuant to the terms of the Indenture and such Collateral Agreements.

(D) Satisfaction and Discharge of the Indenture.

    The Indenture shall upon Company request cease to be of further effect (except as to surviving rights of registration of transfer or exchange of Notes, as expressly provided for in the Indenture) as to all outstanding Notes, and the Trustee, at the expense of the Company, shall, upon payment of all amounts due to the Trustee under Section 7.07 of the Indenture, execute proper instruments acknowledging satisfaction and discharge of the Indenture when

    (a) either

      (1) all Notes theretofore authenticated and delivered (other than (i) Notes which have been destroyed, lost or stolen and which have been replaced as provided in Section 2.07 of the Indenture or paid and (ii) Notes for whose payment money or Government Securities have theretofore been deposited in trust with the Trustee or any Paying Agent or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust, as provided in Section 2.04 of the Indenture) have been delivered to the Trustee for cancellation, or

      (2) all such Notes not theretofore delivered to the Trustee for cancellation

        (A) have become due and payable, or

        (B) will become due and payable at their final Stated Maturity within one year, or

        (C) are to be called for redemption within one year under arrangements satisfactory to the Trustee for the serving of notice of redemption by the Trustee in the name, and at the expense, of the Company and the Company, in the case of clause (2)(A), (2)(B) or (2)(C) above, has irrevocably deposited or caused to be deposited with the Trustee funds in an amount sufficient to pay and discharge the entire Indebtedness on such Notes not theretofore delivered to the Trustee for cancellation, for principal of, premium, if any, Loan Fees, and interest to the date of such deposit (in the case of Notes which have become due and payable) or to the final Stated Maturity or Redemption Date, as the case may be, together with the Company order irrevocably directing the Trustee to apply such funds to the payment thereof at maturity or redemption, as the case may be;

    (b) the Company has paid or caused to be paid all other sums then due and payable hereunder by the Company; and

    (c) the Company has delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, which, taken together, state that all conditions precedent herein relating to the satisfaction and discharge of this Indenture have been complied with.

    Notwithstanding the satisfaction and discharge of the Indenture, the obligations of the Company to the Trustee under Section 7.07 of the Indenture and, if the money shall have been deposited with the Trustee pursuant to Section 7.07 of the Indenture, the obligations of the Trustee under Section 11.02 of the Indenture and the last paragraph of Section 2.04 of the Indenture and the Trustee's rights under Article 7 of the Indenture shall survive.

(E) Compliance Certificate.

    (a) The Company shall deliver to the Trustee, within 120 days after the end of each fiscal year, an Officers' Certificate stating that a review of the activities of the Company and its Subsidiaries during the preceding fiscal year has been made under the supervision of the signing Officers with a view to determining whether the Company has kept, observed, performed and fulfilled its obligations under the Indenture, and further stating, as to each such Officer signing such certificate, that, to his or her knowledge, no Default or Event of Default exists (or, if a Default or Event of Default exists, describing such Default or Event of Default of which he or she may have knowledge and what action the Company is taking or proposes to take with respect thereto).

    (b) The Company shall, so long as any of the Notes are outstanding, deliver to the Trustee, forthwith (but no later than 30 days after the occurrence thereof) upon any Officer becoming aware of any Default or Event of Default, an Officers' Certificate specifying such Default or Event of Default and what action the Company is taking or proposes to take with respect thereto.

    9. Other Obligors. Give the name and complete mailing address of any person, other than the applicant, who is an obligor upon the indenture securities.

    None.

    Contents of application for qualification.  This application for qualification comprises:

    (a) Pages numbered 1 to 11, consecutively.

    (b) The statement of eligibility and qualification of each trustee under the indenture or to be qualified attached hereto as Exhibit 9(b).

    (c) The following schedule and exhibits in addition to those filed as a part of the statement of eligibility and qualification of each trustee.

Schedule A.	Diagram of Affiliates of Applicant.
Exhibit T3A.
Articles of Incorporation, as amended and supplemented, of the applicant. Incorporated by reference to (i) Exhibit 3(d) to the Quarterly Report on Form 10-Q for the quarter ended June 30, 1993, filed on April 13, 1993 with the Securities and Exchange Commission (the "SEC"), (ii) Exhibit 3(c) to the Annual Report on Form 10-K for the fiscal year ended December 31, 1997, filed on February 23, 1998 with the SEC, (iii) Exhibit 4.1 to the Registration Statement on Form S-3, filed on August 7, 1996 with the SEC, (iv) Exhibit 99.2 to a Current Report on Form 8-K, filed on April 10, 2000 with the SEC, (v) Exhibit 3.2 to a Current Report on Form 8-K, filed on September 14, 2000 with the SEC, (vi) Exhibit 3(k) to the Annual Report on Form 10-K for the fiscal year ended December 31, 1999, filed on April 14, 2000 with the SEC, (vii) Exhibit 3.1 to a Current Report on Form 8-K filed on September 14, 2000 with the SEC and (viii) Exhibit 3.3 to a Current Report on Form 8-K, filed on September 14, 2000 with the SEC. The Articles of Incorporation, as amended and supplemented, will be amended and restated effective as of the effective date of the Plan of Reorganization and are hereby incorporated by reference to Exhibit 3.1 to a Current Report on Form 8-K to be filed on or immediately after the effective date of the Plan of Reorganization with the SEC.
Exhibit T3B.
Amended and Restated Bylaws of the applicant. Incorporated by reference to Exhibit 4.2 to the Registration Statement on Form S-3 filed on June 9, 1997 with the Securities and Exchange Commission. The Bylaws will be amended and restated effective as of the effective date of the Plan of Reorganization and are hereby incorporated by reference to Exhibit 3.2 to a Current Report on Form 8-K to be filed on or immediately after the effective date of the Plan of Reorganization with the SEC.
Exhibit T3C.	Form of the Series A Senior Note Indenture between the Company and the trustee to be named therein. Filed herewith.

Exhibit T3D.	Not applicable.
Exhibit T3E.
Second Amended Joint Disclosure Statement. Incorporated by reference to Exhibit 99.6 to a Current Report on Form 8-K filed on September 22, 2000 with the SEC. The confirmed Third Amended Joint Plan of Reorganization. Incorporated by reference to Exhibit 2.1 to a Current Report on Form 8-K, filed on December 28, 2000 with the SEC.
Exhibit T3F.
A cross reference sheet showing the location in the Series A Senior Note Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939. Filed herewith.
Exhibit 9(b).	Form T-1 for the 11.75% Series A Senior Secured Notes due 2006.

SIGNATURE

    Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, CRIIMI MAE Inc., a corporation organized and existing under the laws of Maryland, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Rockville, and State of Maryland, on the 11th day of April, 2001.

CRIIMI MAE INC.
	[SEAL]	By	/s/ WILLIAM B. DOCKSER William B. Dockser Chairman of the Board
Attest	/s/ DAVID B. IANNARONE David B. Iannarone Executive Vice President

SCHEDULE A

QuickLinks

GENERAL
AFFILIATIONS
MANAGEMENT AND CONTROL
UNDERWRITERS
CAPITAL SECURITIES
INDENTURE SECURITIES
SIGNATURE